January 4, 2022

Via Edgar Transmission Mr. Rolf Sundwall Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Magic Empire Global Limited (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 12, 2021 CIK No. 0001881472

Dear Mr. Sundwall:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 23, 2021 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amended Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement submitted November 12, 2021

Cover Page
1.	Please disclose here whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page, pages 6-7 of the prospectus summary and on page 20 under the Risk Factors section of the prospectus.

2.	Please refer to comment 4 in our letter dated September 30, 2021. Please disclose here whether you need to obtain any government approvals to operate in Hong Kong or offer the securities. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page and on page 6 of the prospectus summary.

3.

Please refer to comment 5 in our letter dated September 30, 2021. Please describe here how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. We note in this regard your disclosure on pages 3-4.

Response: We respectfully advise the Staff that we have updated the disclosure on the cover page and on page 4 of the prospectus summary.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(852) 3577 8770

January 4, 2022

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated December 23, 2021, Magic Empire Global Limited (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAGIC EMPIRE GLOBAL LIMITED

By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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